Exhibit 3(ii)(a)

Substantive Text of Articles of Amendment

The Amended Articles of Incorporation are amended to replace Article V in its entirety, as follows:

"Article V

Amount of Capital Stock

On the close of business on May 16, 2017 (the "Effective Date"), each issued and unissued authorized share of Common Stock of the Corporation as of the close of business on the record date of May 8, 2017, is hereby the subject of a two for one stock split (the "2017 Stock Split"), changing each such share of Common Stock into two shares, to be effected as to each issued and outstanding share of Common Stock by way of a distribution of a stock dividend of one share for each share of Common Stock outstanding, and by adjusting on a two-for-one basis the number of shares of Common Stock as may be reserved for issuance; as a result, the total number of authorized shares of the capital stock of the Corporation shall be one billion, one hundred fifteen million (1,115,000,000) shares without par value."

The Amended Articles of Incorporation are further amended to replace Article VI, Section A.1 in its entirety, as follows:

"Article VI

Terms of Capital Stock

Section A. Designation of Classes and Number of Shares of Capital Stock

1.
Immediately following the 2017 Stock Split, one billion one hundred million (1,100,000,000) shares of the authorized capital stock without par value shall be known as Common Stock. The shares of Common Stock shall be identical with each other in all respects."